82-03138

BAE Systems plc

NOTICE OF RESULTS

The timetable for the announcement of BAE Systems plc's preliminary full year results for the year ending 31 December 2006, and associated dividend on ordinary shares, is expected to be as follows:

Announcement date:	22 February 2007
Ex-dividend date:	18 April 2007
Record date:	20 April 2007
Last date for DRIP elections:	10 May 2007
Dividend payment date:	1 June 2007


06017534

9 October 2006